Exhibit 99.5

NICE Receives 2016 CUSTOMER Magazine Product of the Year Award

NICE Journey Voice of the Customer Honored for Exceptional Innovation

Ra’anana, Israel, Date January 13, 2016 – NICE Systems (NASDAQ: NICE) announced today that TMC, a global, integrated media company, has named NICE Journey Voice of the Customer (VOC) as a 2016 CUSTOMER Product of the Year Award winner.

NICE Journey VOC creates a complete view of the customer experience that enables our clients to systematically derive insights, prioritize initiatives, and drive actions based on their customer data. The solution links in real-time what people say, what they do, and who they are.

“We are proud to be recognized by TMC for the exceptional innovation of our Journey Voice of the Customer solution,” said Miki Migdal, President of the NICE Enterprise Product Group. “The organizations we serve understand the importance of really listening to the voice of the customer and with NICE Journey VOC they benefit from the powerful combination of VOC and customer journey mapping. This award reflects our continuing commitment to providing groundbreaking solutions that create perfect customer experiences.”

The 2016 CUSTOMER Product of the Year Award recognizes vendors that are advancing the call center, CRM and teleservices industries one solution at a time. The award highlights products which enable their clients to meet and exceed the expectations of their customers.

“On behalf of both TMC and CUSTOMER magazine, it is my pleasure to honor NICE with a 2016 Product of the Year Award,” said Rich Tehrani, CEO, TMC. “Its Journey VOC solution has proven deserving of this elite status and I look forward to continued innovation from NICE in 2016 and beyond.”

The 18th Annual Product of the Year Award winners will be published in the 2016 January/February issue of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

TMC’s CUSTOMER Magazine

TMC’s CUSTOMER magazine premiered in September 2012 and is the industry’s new, definitive source for news, product information, and strategies for communications that engage customers and potential customers. Each issue of CUSTOMER includes news and insights on the latest developments in agent training, analytics, ERP, IVR, social CRM solutions, mobile apps, workforce management and more. Please visit http://customer.tmcnet.com for more information.

About TMC
Global buyers rely on TMC’s content-driven marketplaces to make purchase decisions and navigate markets. This presents branding, thought leadership and lead generation opportunities for vendors/sellers.

TMC’s Marketplaces:
•	Unique, turnkey Online Communities boost search results, establish market validation, elevate brands and thought leadership, while minimizing ad-blocking.
•	Custom Lead Programs uncover sales opportunities and build databases.
•	In-Person and Online Events boost brands, enhance thought leadership and generate leads.
•	Publications, Display Advertising and Newsletters bolster brand reputations.
•	Custom Content provides expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts.
•	Comprehensive Event and Road Show Management Services help companies meet potential clients and generate leads face-to-face.

For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com.

TMC Contact
Rebecca Conyngham
Marketing Manager
203-852-6800, ext. 287
rconyngham@tmcnet.com